I, Melvin Du, certify that:

(1) the financial statements of TriniCorp, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of TriniCorp, Inc. included in this Form reflects accurately the information reported on the tax return for TriniCorp, Inc.filed for the fiscal year ended December 31, 2018.



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Melvin Du
CEO

8/8/19

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.